                                 PROXY STATEMENT
                                       OF
                               THE GRAHAM NOMINEES
                               ------------------

                         SPECIAL MEETING OF SHAREHOLDERS
                                       OF
                                GEOGRAPHICS, INC.
                                 APRIL 16, 1999


            PLEASE SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD


         This proxy statement (the "Proxy Statement") and the enclosed BLUE proxy card are being furnished to holders of the Common Stock, no par value per share (the "Shares"), of Geographics, Inc., a Wyoming corporation (the "Company" or "Geographics"), by William T. Graham, James L. Dorman and C. Joseph Barnette (collectively, the "Graham Nominees"), in connection with the solicitation of proxies from the Company's shareholders to be used at a special meeting of shareholders of the Company to be held on April 16, 1999, including any adjournments or postponements, continuations or rescheduling thereof (the "Special Meeting"), to take the following actions: (i) remove all members of the Board of Directors of the Company (the "Board") (and any person or persons elected or designated prior to the Special Meeting to fill any vacancy or newly created directorship); (ii) set the number of members on the Board ("Directors") at three; (iii) elect the Graham Nominees to the Board; and (iv) authorize the reimbursement of reasonable expenses incurred by the Graham Nominees in this proxy solicitation (items (i)-(iv) are collectively referred to as the "Proposals"). The Special Meeting will be held at 10:00 a.m., Cheyenne, Wyoming time, 1912 Capital Avenue, American National Bank Building, Cheyenne, Wyoming 82001. This Proxy Statement and the BLUE proxy card are first being furnished to the Company's shareholders on or about March 29, 1999.

         YOUR VOTE IS IMPORTANT! A VOTE FOR OUR NOMINEES IS A VOTE FOR CHANGE. OUR NOMINEES ARE COMMITTED TO DELIVERING SHAREHOLDER VALUE BY PROVIDING THE COMPANY WITH PROVEN INDUSTRY EXPERIENCE AND EXPERTISE, STRATEGIC VISION AND ACCOUNTABILITY TO SHAREHOLDERS. WE URGE YOU TO JOIN US IN VOTING FOR THE PROPOSALS.

         Mr. Graham is currently the Chairman of the Board of Geographics and the owner of 320,000 Shares. Messrs. Graham and Barnette were appointed to fill a vacancy on the Board in November, 1998 by Richard C. Gockelman, the Company's President and Chief Executive Officer. Mr. Graham believes that the most significant issues facing the Company: (i) strengthening the relationships with the Company's most significant customers, including Office Depot and Staples of Canada; (ii) solving the Company's financial difficulties; and (iii) providing accountability to shareholders. The Graham Nominees believe that experienced leadership is necessary to solidify and improve Geographics' relationships with major customers, provide the Company with equity capital and to provide value to shareholders. As a result, Messrs. Graham and Barnette, together with John F. Kuypers, an existing Director, have called the Special Meeting to elect new Directors. The record date for determining shareholders entitled to notice of and to vote at the Special Meeting is March 8, 1999 (the "Record Date"). Shareholders of record at the close of business on the Record Date will be entitled to one vote at the Special Meeting for each Share held by them on the Record Date. William T. Graham beneficially owns 320,000 Shares, which represents approximately 3.2% of the outstanding Shares (based on information publicly disclosed by the

Company), and intends to vote such Shares FOR the Proposals. Messrs. Dorman and Barnette do not currently own any Shares.

         THIS SOLICITATION IS BEING MADE BY THE GRAHAM NOMINEES AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.

                                    PROPOSALS

         The Graham Nominees are soliciting proxies in support of the following proposals to be considered and voted upon at the Special Meeting:

         1. To remove all of the current members of the Company's Board of Directors and any person or persons elected or designated by the Board to fill any vacancy or newly created directorship ("Proposal No. 1");

         2.   To establish the number of Directors at three ("Proposal No. 2");

         3. To elect to the Board the following nominees: William T. Graham, James L. Dorman and C. Joseph Barnette ("Proposal No. 3"); and

         4. To authorize the reimbursement of reasonable expenses incurred by the Graham Nominees in connection with this proxy solicitation ("Proposal No. 4").

         Proposal No. 1, Proposal No. 2, and Proposal No. 3 are each subject to, and conditioned upon, the adoption of the other two proposals. The Graham Nominees are not aware of any other proposals to be brought before the Special Meeting. However, should other proposals be brought before the Special Meeting, the persons named as proxies on the enclosed BLUE proxy card will vote on such matters in their discretion.

         YOUR VOTE IS IMPORTANT! A VOTE FOR OUR NOMINEES IS A VOTE FOR CHANGE. OUR NOMINEES ARE COMMITTED TO DELIVERING SHAREHOLDER VALUE BY PROVIDING THE COMPANY WITH PROVEN INDUSTRY EXPERIENCE AND EXPERTISE, STRATEGIC VISION AND ACCOUNTABILITY TO SHAREHOLDERS. WE URGE YOU TO JOIN US IN VOTING FOR THE PROPOSALS.

         NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN, WE URGE YOU TO PROMPTLY SIGN, DATE AND MAIL (OR FAX BOTH SIDES OF) THE ENCLOSED BLUE PROXY CARD TO VOTE FOR THE PROPOSALS.

         IMPORTANT NOTE: It is critical that you promptly sign, date and mail the enclosed BLUE proxy card to Mr. Graham in care of the address set forth on the last page of this Proxy Statement. For your convenience, we have included a postage paid envelope. Alternatively, you may contact the person responsible for your account and give instructions to sign, date and mail the BLUE proxy card representing your Shares. The Graham Nominees urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to Mr. Graham in care of at the address set forth on the last page of this Proxy Statement.

                      WHY YOU SHOULD VOTE FOR THE PROPOSALS

         YOUR VOTE IS IMPORTANT! A VOTE FOR OUR NOMINEES IS A VOTE FOR CHANGE. OUR NOMINEES ARE COMMITTED TO DELIVERING SHAREHOLDER VALUE BY PROVIDING THE COMPANY WITH PROVEN INDUSTRY EXPERTISE AND EXPERIENCE, STRATEGIC VISION AND ACCOUNTABILITY TO SHAREHOLDERS. WE URGE YOU TO JOIN US IN VOTING FOR THE PROPOSALS.

         The Graham Nominees believe that the election of the Graham Nominees to the Board is in the best interests of the Company and its shareholders and is necessary to save the Company from business failure, enhance the Company's long-term growth prospects and maximize shareholder value. This process involves four steps: (i) removing current Directors; (ii) establishing the number of Directors at three; (iii) electing the Graham Nominees; and (iv) authorizing the reimbursement of reasonable expenses incurred by the Graham Nominees in connection with this proxy solicitation. The Company's Bylaws provide that Directors shall be elected annually and shall serve until their successors have been elected and qualified.

                          REMOVAL OF CURRENT DIRECTORS
                                (PROPOSAL NO. 1)

         The Company currently has six Directors: William T. Graham, Richard C. Gockelman, C. Joseph Barnette, John F. Kuypers, David C. Lentz and William S. Hanneman. The terms of all Directors expire at the next annual meeting of the shareholders. The Company has not held a meeting of shareholders in over two years. Since that time, there have been numerous Board resignations and their replacements have been made by other Directors, not the shareholders. The Graham Nominees believe that the most effective method of electing a Board accountable to shareholders is to remove the current Directors (including Messrs. Graham and Barnette) and any person or persons designated by the Board to fill any vacancy or newly created directorship. This procedure would provide greater accountability to the Company's shareholders since the new Board (including Messrs. Graham and Barnette) would be elected by the shareholders, rather than being nominated by other Directors to fill vacancies on the Board, as has been the Company's recent past practice. Pursuant to the Wyoming Business Corporation Act and the Company's Bylaws, shareholders may remove Directors, with or without cause, at a special meeting called for the purpose of removing Directors. Moreover, the Graham Nominees believe that a Board directly elected by the shareholders is better positioned to address the serious business and financial challenges that the Graham Nominees believe are facing the Company.

         - Forbearance Agreement. Based upon the Company's filings with the Securities and Exchange Commission (the "Commission"), the Company is having financial difficulties. The Company's most recently filed Quarterly Report on Form 10-Q for the quarter ended December 31, 1998 (the "Most Recent 10-Q") indicated that the Company is in default under its working capital facilities and operates under a restrictive forbearance agreement. The Graham Nominees believe that the Company needs someone with significant financing experience, such as Mr. Dorman, to lead the Company through its financial difficulties.

         - Lack of Accountability to Shareholders. The Company has not held a shareholder meeting to elect directors in over two years. In an effort to force the Company to be more accountable to its shareholders, Mr. Graham has repeatedly requested that the Company call a meeting of shareholders to elect new Directors. See "Background of Proxy Solicitation." After almost seven months of requesting a shareholders meeting, Messrs. Graham and Barnette, together with one other Director, have used their authority as Directors to call a shareholders meeting to provide shareholders with the right to determine who will lead the Company during this critical period.

         Proposal No. 1 is subject to, and conditioned upon, the adoption of Proposal No. 2 and Proposal No. 3.

                   THE GRAHAM NOMINEES RECOMMEND A VOTE "FOR"
                        REMOVING THE EXISTING DIRECTORS.

                          ESTABLISH NUMBER OF DIRECTORS
                                (PROPOSAL NO. 2)

         Pursuant to the Wyoming Business Corporation Act and the Company's Bylaws, the number of Directors is determined by a majority vote at a meeting in which a quorum is present of the shareholders. There are currently six
Directors: Mr. Gockelman, Mr. Graham, Mr. Barnette, John F. Kuypers, David C. Lentz and William S. Hanneman. Due to the problems facing the Company, especially improving its customer relationships and solving its financial difficulties, the Graham Nominees believe that the new Directors should be able and willing to devote significant time to overseeing Geographics' turnaround. In order to provide the Company with a cohesive set of Directors with significant industry experience, and who are able and willing to devote significant resources and time to improving Geographics' business, the Graham Nominees believe it is advisable to reduce the number of Directors to three.

         Proposal No. 2 is subject to, and conditioned upon, the adoption of Proposal No. 1 and Proposal No. 3.

                   THE GRAHAM NOMINEES RECOMMEND A VOTE "FOR"
                 ESTABLISHING THE NUMBER OF DIRECTORS AT THREE.

                           ELECTION OF GRAHAM NOMINEES
                                (PROPOSAL NO. 3)

         The Graham Nominees believe they would bring the following attributes to the Company:

         - Proven Industry Experience and Expertise. The Graham Nominees are very enthusiastic about the potential of Geographics as a business. This enthusiasm is based upon the Graham Nominees' belief in the Company's broad customer base, the amount of shelf space in the superstores such as Office Depot and its presence with mass market customers such as Wal Mart. The Graham Nominees also believe that there are significant growth opportunities in the office products industry. Yet the Graham Nominees believe that the Company is missing one element that is essential for real growth: strategic leadership. The Graham Nominees intend to bring this to the Company. Collectively, the Graham Nominees have over 95 years' experience in the office products industry. This experience has allowed the Graham Nominees to develop extensive contacts in the industry, including with Office Depot, OfficeMax and Staples of Canada, which, according to information supplied by the Company, collectively accounted for 55% of the Company's sales for the fiscal year ended March 31, 1998. Mr. Graham was initial advisor to, and early investor in, Office Depot and OfficeMax well before they became public companies. If the Graham Nominees are elected, the Graham Nominees currently intend to implement a reorganization pursuant to which Mr. Dorman would be appointed the Company's Chairman of the Board and its Chief Executive Officer. The Company's President would report to Mr. Dorman. If the

Graham Nominees are elected, they currently intend on conducting a comprehensive performance review of each of the Company's senior executives.

         - Strengthen Relationship With Significant Customers. The Graham Nominees believe that Geographics' ultimate success or failure as a business will depend on its performance in its marketplace and with its customers. The Graham Nominees believe that Geographics must develop innovative, new products, effectively support its existing and new products, and effectively exploit its valuable shelf space opportunities with strategic customers like Office Depot and Staples of Canada. The Graham Nominees believe that they will be able to utilize their industry contacts to strengthen Geographics' relationships with key customers. In furtherance of this goal, the Graham Nominees intend to conduct a comprehensive review of Geographics' relationships with its significant customers. The Graham Nominees believe they will be successful in leveraging the Company's strategic opportunities since the Graham Nominees have over 95 years of collective experience in the office products industry and have very strong relationships with Office Depot, OfficeMax and Staples of Canada. Companies that have been run by Mr. Graham and Mr. Dorman have won "Vendor of the Year" awards from Office Depot. In addition, Mr. Graham and Mr. Dorman have maintained personal relationships with Office Depot and other significant customers of the Company.

         - Strategic Visions and Resources. If the Proposals are approved by the shareholders and the Graham Nominees are elected to the Board, they intend to begin considering ways to solve the Company's financial difficulties. The Graham Nominees currently intend to engage Culverwell & Co, Inc. as financial advisors to assist the Company in maximizing shareholder value. (Culverwell & Co., Inc. is also serving as proxy solicitor and advisor to the Graham Nominees, as set forth under "Solicitation of Proxies," which may result in a conflict of interest.) The Graham Nominees believe that the most critical short-term need of the Company is to seek additional equity and reduce bank debt. The Graham Nominees believe that this will allow the Company to meet its working capital obligations and provide a solid base for future growth of the Company, without the threat of imminent bank foreclosure. One recapitalization plan being considered by the Graham Nominees is to adopt a rights offering pursuant to which each shareholder would be entitled to make an additional pro rata equity investment in Geographics. This would provide the Company with equity capital and yet would have no dilutive effect on those shareholders wishing to participate. If the Graham Nominees are elected, Messrs. Graham and Dorman and their affiliates currently intend to invest up to $3,000,000 of their own money in the Company, subject to their due diligence and the adoption of a recapitalization plan acceptable to shareholders. However, no assurances can be given that the Graham Nominees will be successful in obtaining additional financing for the Company.

         - Accountability to Shareholders. The Graham Nominees are committed to acting in the interests of all shareholders. The Graham Nominees intend to communicate regularly with the shareholders and seek their input on significant business decisions, including the recapitalization of the Company, the appointment and retention of key personnel and the pursuit of strategic opportunities to enhance shareholder value. No assurance can be given that the Graham Nominees will be able to implement any of the plans set forth in this Proxy Statement or produce favorable financial results. Any actions undertaken, however, will be with a view toward enhancing the value of the Company for all shareholders.

         Proposal No. 3 is subject to, and conditioned upon, the adoption of Proposal No. 1 and Proposal No. 2.

                   THE GRAHAM NOMINEES RECOMMEND A VOTE "FOR"
                       THE ELECTION OF THE GRAHAM NOMINEES

                AUTHORIZING REIMBURSEMENT OF REASONABLE EXPENSES
                                (PROPOSAL NO. 4)

         Companies are permitted to use corporate funds to be used for expenses incurred by management in soliciting proxies. Similarly, most jurisdictions permit corporate funds to be used for the reimbursement of reasonable expenses incurred by persons who are successful in a proxy contest. One of the policy reasons behind these decisions is that since all shareholders benefit from a proxy solicitation, all shareholders, not just a small group, should bear the costs of a proxy solicitation. As a result of the Company's delay in holding a meeting of shareholders to elect Directors, Mr. Graham and the other Graham Nominees have incurred significant expenses on behalf of all shareholders in obtaining the Special Meeting. The Graham Nominees are seeking authorization from shareholders to use corporate funds to reimburse the Graham Nominees for reasonable expenses incurred in connection with this proxy solicitation. The Board would have to approve any such reimbursement.

         Although the issue has never been decided under Wyoming law, the Graham nominees do not believe that shareholder approval is necessary for the Company to reimburse the Graham Nominees for their reasonable expenses that were incurred in connection with this proxy solicitation. The Graham Nominees believe that Wyoming law only requires approval by the Board of such reimbursement. However, consistent with their stated goal of improving shareholder communication, the Graham Nominees are putting this matter to a vote of the shareholders. If the shareholders do not vote in favor of this Proposal, and if the Graham Nominees are elected to the Board, the Graham Nominees reserve the right, under Wyoming law, to authorize the reimbursement of expenses if, in their independent business judgment, their proxy solicitation expenses were reasonable and were incurred in the best interests of the Company and its shareholders.

                   THE GRAHAM NOMINEES RECOMMEND A VOTE "FOR"
                AUTHORIZING REIMBURSEMENT OF REASONABLE EXPENSES.

         YOUR VOTE IS IMPORTANT! A VOTE FOR OUR NOMINEES IS A VOTE FOR CHANGE. OUR NOMINEES ARE COMMITTED TO DELIVERING SHAREHOLDER VALUE BY PROVIDING THE COMPANY WITH PROVEN INDUSTRY EXPERIENCE AND EXPERTISE, STRATEGIC VISION AND ACCOUNTABILITY TO SHAREHOLDERS. WE URGE YOU TO JOIN US IN VOTING FOR THE PROPOSALS.

                    BUSINESS EXPERIENCE OF WILLIAM T. GRAHAM

         If the Graham Nominees are elected, Mr. Graham currently intends to be a Director of the Company. Mr. Graham has a long and successful history in the manufacturing and marketing of office products that dates back to 1949 when he founded W.T. Rogers, Inc. ("W.T. Rogers"). Under Mr. Graham's leadership, W.T. Rogers became a leading manufacturer and supplier of office products to mass market retailers and office superstores. In 1990, the year before W.T. Rogers was merged with a wholly-owned subsidiary of Newell, Inc., its sales had reached approximately $45,000,000 annually.

         In 1987, Mr. Graham co-founded Uniek, Inc. ("Uniek"), which is engaged in the business of crafts, photo frames and photo albums that are distributed to the mass market and office superstores.

Uniek introduced an office products line in 1997. For the year ended December 31, 1997, Uniek had sales of over $21,000,000. Mr. Graham sold his interest in Uniek in July 1998.

         While at W.T. Rogers, Uniek and other companies, Mr. Graham has developed extensive contacts with others in the office products industry. For example, Mr. Graham has advised, invested and developed strong relationships with Office Depot, OfficeMax and Staples of Canada.

         In recognition of his outstanding business and civic achievements, Mr. Graham has received the following awards: Beta Gamma Sigma Distinguished Business Executive; Supporter of Entrepreneurship of the Year Award - Ernst & Young; Annual Entrepreneur of the Year Award - Greater Madison Chamber of Commerce; Outstanding Philanthropist - National Society of Fundraising Executives; Madison Community Foundation Asset Builders Leadership Award; and National Award for Ag Excellence.

                     BUSINESS EXPERIENCE OF JAMES L. DORMAN

         If the Graham Nominees are successful, Mr. Dorman currently intends to become Chairman of the Board of Geographics. Mr. Dorman is a past and present chief executive officer of successful office supply companies. Mr. Dorman has extensive business experience turning around troubled companies.

         Mr. Dorman's career began in 1960 when he joined the international accounting and auditing firm of Arthur Andersen & Co., in Chicago, Illinois where he was an Audit Manager.

         In 1966, Mr. Dorman joined Foote, Cone & Belding, Inc., an international advertising agency, listed on the New York Stock Exchange, which then had over $275,000,000 in revenues, six offices in the United States and thirteen offices outside the United States.

         In September, 1968, Mr. Dorman joined U.I.P. Corporation ("U.I.P."), a diversified financial company listed on the American Stock Exchange whose mortgage banking subsidiary had a portfolio of over $700,000,000, as a Director and Vice President. In July, 1971, he was elected President and Chief Operating Officer of U.I.P., and continued as a member of the Board of Directors. When Mr. Dorman joined U.I.P., U.I.P. had a net worth of approximately $500,000 and indebtedness of approximately $32,000,000. Over a six-year period, Mr. Dorman implemented a restructuring and recapitalization plan that resulted in U.I.P. having a net worth of approximately $10,000,000 and indebtedness of approximately $3,000,000 on December 31, 1974.

         In 1974, Mr. Dorman joined Super Steel Products Corporation as one of the principals and Vice President of Finance. Mr. Dorman left Super Steel Products in 1977 to acquire The Kempsmith Machine Company ("Kempsmith"), a manufacturer of precision machinery. Between 1977 and 1984, Kempsmith's sales and profits increased tenfold. Mr. Dorman operated Kempsmith as President and Chief Executive Officer until 1984 when he sold his interest in Kempsmith.

         In 1978, along with two partners, Mr. Dorman acquired control of Hough Manufacturing Inc. ("Hough"). He was Chairman and CEO of Hough until he sold his interest in 1982.

         In January, 1985, Mr. Dorman became Chief Operating Officer of Koss Corporation ("Koss"), one of the nations leading manufacturers of stereophones with the express purpose of guiding it through Chapter 11 proceedings. This was completed in December, 1985. For the year ended June 30, 1998, Koss had over $40,000,000 in sales.

         In 1986, Mr. Dorman was elected President and Chief Executive Officer of Cade Industries, Inc. ("Cade"), and Edac Technologies Corporation ("Edac"). Both companies were publicly traded over the counter and involved in computer aided design, engineering and manufacturing for the aircraft, aerospace and automotive industries. He left Cade and Edac in December, 1988.

         In December, 1986, Mr. Dorman acquired Universal Statuary Corp., a manufacturer and distributor of home decorating items. He was chairman and CEO until he sold his interest in September, 1993.

         In December, 1986, Mr. Dorman acquired, with a partner, S.J. Brown, Inc. ("S.J. Brown"), a point of purchase display manufacturing company. Mr. Dorman sold his interest in S.J. Brown in 1995.

         In February, 1989, Mr. Dorman acquired Amalga Composites, Inc. ("Amalga"), which designs, engineers and manufactures composite component parts. He is currently Chairman and Chief Executive Officer of Amalga.

         In May, 1991, Mr. Dorman was elected President and Chief Executive Officer of Success Business Industries, Inc. ("Success Business"), the manufacturer of Success? calendars, diaries and other office products. For the year ended January 31, 1991, Success Business had net losses of over $3,500,000. During the years ended January 31, 1992, 1993 and 1994, Success Business had operating income of approximately $1,700,000, $2,200,000 and $3,000,000, respectively. During his tenure at Success Business, Mr. Dorman developed a strong relationship with Office Depot. For the year ended January 31, 1994, Success Business had over $17,000,000 in sales to Office Depot. Success Business was sold to Cullman Ventures, Inc., in January, 1994.

         Mr. Dorman is currently a stockholder, director and officer of Panint Electric Limited of Hong Kong ("Panint Electric"), which has wholly owned subsidiaries in China, the United States and the United Kingdom. Panint Electric and its subsidiaries do contract development and manufacturing of retail products for Regal Ware, Wagner and American Harvest, among others, and also develops, manufactures and sells computer joy stocks sold through mass merchandisers in the United States, Europe, Asia and Australia.

         Mr. Dorman is also the controlling shareholder, Chairman and Chief Executive Officer of Intercontinental Trading, Ltd.

                    BUSINESS EXPERIENCE OF C. JOSEPH BARNETTE

         If the Graham Nominees are elected, Mr. Barnette currently intends to be a Director of the Company. Mr. Barnette is the founder and President of Kent Adhesive Products Company ("KAPCO"), a position he has held since 1974. KAPCO is a manufacturer, converter and distributor of self-adhesive materials for the office supply industry. In addition, KAPCO manufactures products for the graphic identification market, libraries throughout the world and for industrial applications. In 1998, KAPCO was named Business of the Year by the Kent Chamber of Commerce. For the year ended December 31, 1998, KAPCO had over $20,000,000 in sales.

         Mr. Barnette is the holder of fourteen United States and foreign patents and is a graduate of the Harvard Business School Owner/President Management Program. In 1990, Mr. Barnette founded and became President of the Computerized/Automated Sign-making Association, a trade association devoted to the resolution of legal disputes in the industry. Mr. Barnette previously served on the Board of Directors of W.T. Rogers, Inc., Catholic Youth Organization/Community Services, Kent State University Regional Business Alliance and Kent Small Business Development Council. In 1993, Mr. Barnette was named Business Person of the Year by the Kent Chamber of Commerce.

                               THE GRAHAM NOMINEES

         The following table sets forth the name, present principal occupation, business address and business experience for the past five years, and certain other information, with respect to each of the Graham Nominees. This information has been furnished to Mr. Graham by the respective Graham Nominees. Each of the Graham Nominees has consented to serve as a Director and, if elected, would hold office until the 1999 Annual Meeting of Shareholders of the Company and until his successor has been elected and qualified or until earlier death, retirement, resignation or removal.


Name, Age and Business Address                 Principal Occupation or Employment During the Last Five Years
------------------------------                 -------------------------------------------------------------
William T. Graham, 74                          Uniek, Inc. Mr. Graham was a shareholder, officer, director and
4918 Femrite Drive                             co-founder of Uniek, Inc. ("Uniek") from 1987 until July 1998. Uniek is
Madison, WI  53716                             engaged in the business of crafts, photo frames and photo albums which are distributed to the mass market and office superstores. Mr. Graham sold his interest in Uniek in July, 1998.

                                               Four Lakes Labeling Corp. Mr. Graham was a shareholder, officer and director of Four Lakes Labeling, which is engaged in commercial labeling products, from 1994 until 1997, when he sold his interest.

James L. Dorman, 66                            Mr. Dorman is the Chairman and Chief Executive Officer of
Intercontinental Trading, Ltd.                 Intercontinental Trading, Ltd. ("Intercontinental Trading"), a position
10600 West Mitchell Street                     he has held since 1984. Intercontinental Trading specializes in
Milwaukee, WI 53214                            assisting smaller companies with importing and exporting issues. In addition, Mr. Dorman is the Chairman and Chief Executive Officer of Amalga
                                               Composites, Inc. ("Amalga"), a position he has held since 1989. Amalga designs, engineers and manufactures composite component parts. Mr. Dorman is also a stockholder, director and officer of Panint Electric Limited of
                                               Hong Kong, a developer and manufacturer of consumer home products.

C. Joseph Barnette, 57                         Mr. Barnette is the Co-Founder and President of Kent Adhesive
Kent Adhesives Products Company                Products Company ("KAPCO"), a privately held adhesive products company, a
1000 Cherry Street                             position he has held since KAPCO's beginning in 1972.
Kent, OH  44240-7520

         The Graham Nominees will not receive any compensation from Mr. Graham for their services as Directors of the Company. Each of the Graham Nominees has executed a written consent agreeing to be a Graham Nominee for election as a Director of the Company and to serve as a Director if so elected. Within the past ten years, none of the Graham Nominees has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         According to the Company's public filings, if elected as Directors of the Company, the Graham Nominees who are not employees of the Company, would receive $500 per month, plus $750 for each meeting attended. In addition, Directors are entitled to reimbursement from the Company for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at Board of Directors meetings. The Graham Nominees, if elected, will be indemnified by the Company for service as a Director of the Company to the extent indemnification is provided to Directors of the Company under the Bylaws. In addition, the Graham Nominees intend to purchase new officer and director liability insurance for the Graham Nominees and seek reimbursement from the Company for such expenses.

         None of the Graham Nominees is adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

         Mr. Graham does not expect that any of the Graham Nominees will be unable to stand for election, but, in the event that any vacancy in the Graham Nominees should occur, the Shares represented by the enclosed BLUE proxy card will be voted in each such case for a substitute nominee selected by Mr. Graham. In addition, Mr. Graham reserves the right to nominate substitute or additional persons if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any or all of the Graham Nominees. In any such case, Shares represented by the enclosed BLUE proxy card will be voted for all such substitute or additional nominees selected by Mr. Graham.

         In accordance with applicable regulations of the Commission, the BLUE proxy card affords each shareholder the opportunity to designate the names of any of the Graham Nominees whom he or she does not desire to elect to the Board. Notwithstanding the foregoing, the Graham Nominees urge shareholders to vote FOR all of the Graham Nominees on the enclosed BLUE proxy card. The persons named as proxies in the enclosed BLUE proxy card will vote, in their discretion, for each of the Graham Nominees who is nominated for election and for whom authority has not been withheld.

         YOU ARE URGED TO VOTE FOR THE ELECTION OF THE GRAHAM NOMINEES ON THE ENCLOSED BLUE PROXY CARD.

                        BACKGROUND OF PROXY SOLICITATION

         In 1997, Ronald S. Deans, the Company's then Chief Executive Officer, approached Mr. Graham, who was then a shareholder of Geographics, regarding Mr. Graham making an investment in Geographics. In August 1997, Mr. Deans suggested that Mr. Graham consider making a $3,000,000 secured subordinated loan containing warrant or other equity conversion privileges to the Company. Mr. Graham conducted preliminary due diligence but declined to pursue the Company's proposal.

         In early 1998, Mr. Deans again contacted Mr. Graham about the possibility of Mr. Graham making an investment in Geographics. In July, 1998, Mr. Graham met with Mr. Deans and Richard C. Gockelman, the Company's newly appointed Chief Executive Officer, to discuss Mr. Graham making an investment in the Company. On July 31, 1998, Mr. Graham proposed making an investment between $2,000,000 and $3,000,000 in the Company, subject to certain conditions, including due diligence by Mr. Graham. Mr. Gockelman rejected Mr. Graham's offer on August 7, 1998.

         On November 20, 1998, after repeated requests for a shareholders meeting, shareholders representing over 39% of the outstanding Shares (the "Requesting Shareholders"), including Mr. Graham, delivered a notice (the "Demand Notice") to the Company demanding a special meeting of shareholders for the purpose of having a Board elected by the shareholders. (At the time, Mr. Gockelman was serving as the President, Chief Executive Officer and sole Director of Geographics.) On Tuesday, November 24, 1998, Mr. Gockelman, as sole Director, appointed five new Directors to the Board, including Messrs. Graham and Barnette, and agreed to hold a shareholders meeting on March 10, 1999. On December 4, 1998, the Requesting Shareholders withdrew their demand for a special meeting of shareholders.

         During the next several months, Mr. Graham became frustrated at the lack of accountability to shareholders, especially when the Company decided to postpone the meeting of shareholders that was scheduled to be held on March 10, 1999. At a Board meeting held on February 2, 1999, the Directors voted 4-1 (with Mr. Barnette voting in favor, Mr. Graham voting against and Mr. Kuypers not present) to postpone the meeting of the shareholders until May 18, 1999. One of the stated reasons for the postponement was to allow the Company sufficient time to complete its financial audit and distribute its annual report to shareholders. Mr. Graham believed that forty-seven days was not a sufficient amount of time to complete an audit, prepare applicable disclosure documents and distribute these materials to shareholders, and that the meeting would be delayed until at least August 1999. (The Graham Nominees note that the Company's Most Recent 10-Q indicates that the Company tentatively plans to hold an annual shareholders meeting during the fiscal quarter ended September 30, 1999). Mr. Graham believed that this length of time was too long considering the challenges faced by the Company and the fact that the last annual meeting of shareholders was held in August 1996. On March 3, 1999, Messrs. Graham, Barnette and Kuypers decided to exercise their authority as Directors and call a special meeting of shareholders and the Graham Nominees subsequently decided to conduct this proxy solicitation.

         YOUR VOTE IS IMPORTANT! A VOTE FOR OUR NOMINEES IS A VOTE FOR CHANGE. OUR NOMINEES ARE COMMITTED TO DELIVERING SHAREHOLDER VALUE BY PROVIDING THE COMPANY WITH PROVEN INDUSTRY EXPERIENCE AND EXPERTISE, STRATEGIC VISION AND RESOURCES AND ACCOUNTABILITY TO SHAREHOLDERS. WE URGE YOU TO JOIN US IN VOTING FOR THE PROPOSALS.

                           VOTING AND PROXY PROCEDURES

         Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Special Meeting. Each Share is entitled to one vote upon each matter presented at the Special Meeting. Shareholders who sell Shares before the Record Date (or acquire them without voting rights after the Record
Date) may not vote such Shares. Shareholders of record on the Record Date will retain their voting rights in connection with the Special Meeting even if they sell such Shares after the Record Date. Pursuant to Article I, Section 6 of the Bylaws, the holders of a majority of the Shares entitled to vote constitutes a quorum for the transaction of any business at the Special Meeting. Based on publicly available information, the Graham Nominees believe that the only outstanding class of securities of the Company entitled to vote at the Special Meeting are the Shares. According to publicly available information, as of December 31, 1998, there were 9,857,252 Shares issued and outstanding.

         Shares represented by properly executed BLUE proxy cards will be voted at the Special Meeting as marked and, in the absence of specific instructions, will be voted FOR the removal of current members of the Board, FOR establishing the number of Directors at three, FOR the election of Graham Nominees to the Board, FOR the authorization of the reimbursement of reasonable expenses incurred by the Graham

Nominees in connection with this proxy solicitation and in the discretion of the persons named as proxies on all other matters as may properly come before the Special Meeting. Pursuant to Article II, Section 5 of the Bylaws, any or all of the Directors may be removed from the Board at any time, with or without cause, if the number of votes cast to remove the Directors exceeds the number of votes cast not to remove the Directors. Approving the establishment of the number of Directors at three and authorizing the reimbursement of the Graham Nominees' expenses shall be approved if the votes cast in favor of these Proposals exceed the votes against these Proposals. Election of the Graham Nominees requires the affirmative vote of a plurality of the Shares represented and entitled to vote at the Special Meeting. "Plurality" means that the three individuals who receive the largest number of votes of the Shares entitled to vote at the Special Meeting shall be elected as Directors. Abstentions and broker non-votes will each be included in determining the number of Shares present for purposes of determining the presence of a quorum but will not affect the vote on any of the Proposals. Proposal No. 1, Proposal No. 2 and Proposal No. 3 are each subject to, and conditioned upon, the adoption of the other two proposals.

         Shareholders of the Company may revoke their proxies at any time prior to its exercise by attending the Special Meeting and voting in person (although attendance at the Special Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice or revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to the attention of Mr. Graham in care of the address set forth on the last page of this Proxy Statement, or to the Company at 1555 Odell Road, Blaine, Washington 98231 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, MR. GRAHAM REQUESTS THAT EITHER THE ORIGINAL OR PHOTOSTATIC COPIES OF ALL REVOCATIONS BY MAILED TO MR. GRAHAM IN CARE OF THE ADDRESS SET FORTH ON THE LAST PAGE OF THIS PROXY STATEMENT SO THAT MR. GRAHAM WILL BE AWARE OF ALL REVOCATIONS AND CAN MORE ACCURATELY DETERMINE IF AND WHEN PROXIES HAVE BEEN RECEIVED FROM THE HOLDERS OF RECORD ON THE RECORD DATE OF A MAJORITY OF THE OUTSTANDING SHARES.

         IF YOU WISH TO VOTE FOR THE REMOVAL OF THE CURRENT MEMBERS OF THE BOARD, FOR ESTABLISHING THE NUMBER OF DIRECTORS AT THREE, FOR THE ELECTION OF THE GRAHAM NOMINEES TO THE BOARD AND FOR THE AUTHORIZATION OF REIMBURSEMENT OF REASONABLE EXPENSES, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED BLUE PROXY CARD TO MR. GRAHAM IN CARE OF THE ADDRESS SET FORTH ON THE LAST PAGE OF THIS PROXY STATEMENT. FOR YOUR CONVENIENCE, WE HAVE INCLUDED A POSTAGE-PAID ENVELOPE. REGISTERED HOLDERS MAY FAX BOTH SIDES OF THE ENCLOSED BLUE PROXY CARD TO MR. GRAHAM IN CARE OF THE NUMBER SET FORTH ON THE LAST PAGE OF THIS PROXY STATEMENT.

                             SOLICITATION OF PROXIES

         The solicitation of proxies pursuant to his Proxy Statement is being made by the Graham Nominees. Proxies may be solicited by mail, facsimile, telephone, telegraph, in person and by advertisement. Solicitations may be made by certain employees of the Graham Nominees and their affiliates, none of whom will receive additional compensation for such solicitation.

         The Graham Nominees have retained Culverwell & Co., Inc., for solicitation and advisory services in connection with this solicitation, for which Culverwell & Co., Inc., will receive a fee of $35,000, together with reimbursements for its reasonable out-of-pocket expenses, including certain liabilities under the federal securities laws. The Graham Nominees' obligation to pay the fees of Culverwell & Co., Inc. is contingent upon the Graham Nominees being elected to the Board. Culverwell & Co., Inc. will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. The Graham Nominees have required banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record. The Graham Nominees will reimburse these record holders for their reasonably out-of-pocket expenses in so doing. Culverwell & Co., Inc., anticipates that it will employ approximately five persons to solicit the Company's shareholders for the Special Meeting. If the Proposals are approved by the shareholders and the Graham Nominees are elected to the Board, the Graham Nominees currently intend to engage Culverwell & Co., Inc. as financial advisors to assist the Company in seeking ways to maximize shareholder value, including raising additional equity and reducing debt.

         In addition, the Graham Nominees have retained Automatic Data Processing, Inc. ("ADP") and IICC for solicitation services in connection with this solicitation, for which ADP and IICC will receive approximately $1,500 and $250, respectively, together with reimbursements for their reasonable out-of-pocket expenses.

         The entire expense of soliciting proxies is being borne by the Graham Nominees. The Graham Nominees intend to seek reimbursement of the costs of this solicitation from the Company only to the extent permitted by law. If the shareholders authorize the reimbursement of the Graham Nominees' expenses, such reimbursement would need to be approved by the Board. Costs of this solicitation of proxies are currently estimated to be approximately $225,000. The Graham Nominees estimate that through the date hereof, their expenses in connection with the solicitation are approximately $140,000.

                          CERTAIN TRANSACTIONS BETWEEN
                        WILLIAM T. GRAHAM AND THE COMPANY

         Except as set forth in this Proxy Statement (including the Schedules hereto), none of the Graham Nominees nor any of their respective associates: (i) directly or indirectly beneficially owns any Shares or any securities of the Company; (ii) has had any relationship with the Company in any capacity other than as a shareholder, or is or has been a party to any transactions, or series of similar transactions, since April 1, 1997 with respect to any Shares of the Company; or (iii) knows of any transactions since April 1, 1997, currently proposed transaction or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amounts involved exceeds $60,000 and in which any of them or their respective affiliates had, or will have, a direct or indirect material interest. In addition, other than as set forth in this Proxy Statement (including the Schedules hereto), there are no contracts, arrangements or understandings entered into by any of the Graham Nominees or any of their respective associates within the past year with any person with respect to any of the Company's securities, including, but not limited to, joint ventures, loan or option agreements, puts or calls, guarantees against loss or grantees of profit, division of losses or profits, or the giving or withholding of proxies. In addition, other than as set forth in this Proxy Statement (including the Schedules hereto), none of the Graham Nominees nor any of their respective associates has engaged in contracts, negotiations or transactions with the Company or its affiliates concerning a merger, consolidation, acquisition, tender offer or other acquisition of securities, election of Directors or a sale or other transfer of a material amount of assets; or has had any other transaction with the Company or any of its executive officers, Directors or affiliates that would require disclosure under the rules and regulations of the Commission.

         Except as set forth in this Proxy Statement (including the Schedules hereto), none of the Graham Nominees nor any of their respective associates has entered into any agreement or understanding with any person with respect to (i) any future employment by the Company or its affiliates or (ii) any future transactions to which the Company or any of its affiliates will or may be a party. However, the Graham Nominees have reviewed, and will continue to review, on the basis of publicly available information, various possible business strategies that they might consider in the event that the Graham Nominees are elected to the Board. In addition, the Graham Nominees intend to conduct a detailed review of the Company and its assets, financial projections, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and consider and determine what changes would be desirable in light of the circumstances which then exist.

                    OTHER MATTERS AND ADDITIONAL INFORMATION

         The Graham Nominees are unaware of any other matters to be considered at the Special Meeting. However, the Graham Nominees have notified the Company of their intention to bring before the Special Meeting such proposals as they believe to be appropriate. Should other proposals be brought before the Special Meeting, the persons named as proxies on the enclosed BLUE proxy card will vote on such matters in their discretion.

         Schedule III of this Proxy Statement sets forth certain information, as made available in public documents, regarding Shares held by the Company's significant shareholders. The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

         Shareholders will have no appraisal or similar rights of dissenters with respect to any of the proposals to be considered and voted upon at the Special Meeting.

                  SHAREHOLDER PROPOSALS FOR 1999 ANNUAL MEETING

         Proposals of the Company's shareholders that are intended to be presented by such shareholders at the Company's 1999 Annual Meeting of shareholders must be received by the company a reasonable time before the Company begins to print and mail its proxy materials in order to be considered for inclusion in the proxy statement and form of proxy relating to that meeting.


March 29, 1999                                       WILLIAM T. GRAHAM
                                                     JAMES L. DORMAN
                                                     C. JOSEPH BARNETTE

                                   SCHEDULE I

                   INFORMATION CONCERNING THE GRAHAM NOMINEES


         Set forth in the tables below are the present principal occupation or employment and the name, principal business and address of the Graham Nominees and their respective business address and where employment is carried on for certain employees and other representatives of the Graham Nominees who may also solicit proxies from the shareholders of the Company. Each such person is a citizen of the United States.

                                               Present Principal Occupation or Employment;
Name, Age and Business Address                 Material Positions Held During the Past Years
------------------------------                 ---------------------------------------------
William T. Graham, 74                          Uniek, Inc. Mr. Graham was a shareholder, officer, director and
4918 Femrite Drive                             co-founder of Uniek, Inc. ("Uniek") from 1987 until July 1998. Uniek is
Madison, WI  53716                             engaged in the business of crafts, photo frames and photo albums which are distributed to the mass market and office superstores. Mr. Graham sold his interest in Uniek in July, 1998.

                                               Four Lakes Labeling Corp. Mr. Graham was a shareholder, officer and director of Four Lakes Labeling which is engaged in commercial labeling products from 1994 until 1997, when he sold his interest.

James L. Dorman, 66                            Mr. Dorman is the Chairman and Chief Executive Officer of
Intercontinental Trading, Ltd.                 Intercontinental Trading, Ltd. ("Intercontinental Trading"), a position
10600 West Mitchell Street                     he has held since 1984. Intercontinental Trading specializes in
Milwaukee, WI  53214                           assisting small companies with importing and exporting issues. In addition,
                                               Mr. Dorman is the Chairman and Chief Executive Officer of Amalga
                                               Composites, Inc. ("Amalga"), a position he has held since 1989. Amalga designs, engineers and manufactures composite component parts. Mr. Dorman is also a stockholder, director and officer of Panint Electric Limited of
                                               Hong Kong, a developer and manufacturer of consumer home products.

C. Joseph Barnette, 57                         Mr. Barnette is the Co-Founder and President of Kent Adhesive
Kent Adhesives Products Company                Products Company ("KAPCO"), a privately held adhesive products company, a
1000 Cherry Street                             position he has held since KAPCO's beginning in 1972.
Kent, OH  44240-7520

                                   SCHEDULE II

                       SHARES HELD BY THE GRAHAM NOMINEES


I.       Transactions in Shares by Graham Nominees

         William T. Graham is currently the beneficial owner of 320,000 Shares. Based upon publicly available information, these Shares represent approximately 3.2% of the outstanding Shares. Such Shares held by Mr. Graham were purchased by Mr. Graham for cash in open market transactions as follows:


         Transaction Date                   Shares Acquired                     Price Per Share (*)
         ----------------                   ---------------                     -------------------
            06/19/97                             15,000                               1.06250
            06/19/97                             15,000                               1.03125
            06/19/97                             10,000                               1.06250
            06/19/97                             10,000                               1.03125
            06/27/97                              5,000                               1.03125
            06/27/97                             20,000                               1.03125
            06/27/97                              5,000                               1.03125
            06/30/97                             20,000                               1.03125
            07/08/97                              5,000                               1.03125
            07/08/97                              5,000                               1.03125
            07/08/97                              2,000                               1.03125
            07/08/97                              1,000                               1.03125
            07/11/97                              7,500                               1.03125
            07/15/97                             10,000                               1.03125
            07/15/97                              3,500                               1.03125
            07/16/97                              1,000                               1.03125
            07/17/97                             15,000                               1.03125
            07/18/97                             10,000                               1.00000
            11/21/97                             20,000                               0.81250
            11/21/97                             20,000                               0.81250
            11/21/97                             18,000                               0.81250
            11/21/97                             11,500                               0.84375
            11/21/97                             10,000                               0.87500
            11/21/97                              5,000                               0.78125
            11/21/97                              4,000                               0.87500
            11/21/97                              2,000                               0.78125
            11/24/98                              9,500                               0.87500
            04/08/98                             10,000                               0.34375
            04/08/98                              5,000                               0.43750
            04/09/98                              5,000                               0.50000
            04/27/98                              5,000                               0.43750
            05/07/98                              5,000                               0.46875
            05/12/98                              3,000                               0.56250
            05/12/98                              3,000                               0.55000
            05/12/98                              2,000                               0.56250
            05/12/98                              2,000                               0.56250


            07/10/98                              5,000                               0.43750
            07/10/98                              5,000                               0.43750
            07/10/98                              5,000                               0.43750
            07/15/98                              5,000                               0.43750

------------

(*)      All prices are exclusive of commissions.


         William T. Graham, James L. Dorman and C. Joseph Barnette have agreed to serve as proxies on the BLUE proxy card for the Special Meeting.

         Except as disclosed in this Schedule, none of the Graham Nominees owns any securities of the Company or any subsidiary of the Company, beneficially or of record, has purchased or sold any of such securities within the past two years or was within the past year a party to any contract, arrangement or understanding with any person with respect to any such securities.

         To the knowledge of William T. Graham, other than as disclosed in this Proxy Statement, none of Mr. Graham nor the Graham Nominees has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Special Meeting.

         None of the Graham Nominees has, during the last ten years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                                  SCHEDULE III

                               SHARE OWNERSHIP OF
                            CERTAIN BENEFICIAL OWNERS


         The following table sets forth, as of March 8, 1999 (except as set forth below), certain information with respect to the beneficial ownership of Shares by each shareholder who is known to Mr. Graham to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of more than 5% of the outstanding Shares. Mr. Graham has no knowledge of the number of Shares owned by the other Directors or the Company's executive officers, since the Company is delinquent in making filings under the Exchange Act.

                                               Amount and Nature of             Percent of
Name of Beneficial Owner                       Beneficial Ownership         Outstanding Shares

Dean Family Limited Partnership(1)                   1,225,537                  12.5%
Fidel Garcia Carrancedo                              1,001,968                  10.2%
Wellington Management Company LLP(2)                   780,000                   7.9%
William T. Graham                                      320,000                   3.2%
C. Joseph Barnette                                           0                     0%
John F. Kuypers                                              0                     0%

------------

(1) These shares are held for the benefit of Ronald S. Deans, Mark G. Deans and R. Scott Deans. Ronald Deans is the Company's former Chief Executive Officer. Mark Deans and Scott Deans are former officers of the Company.

(2) This information is based upon a report on Schedule 13G dated February 9, 1999 (the "Schedule 13G") filed by Wellington Management Company LLP. Based upon the Schedule 13G, these Shares are held of record by clients of Wellington Management Company LLP. Such clients have the power to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such Shares. Based upon the
         Schedule 13G, no client of Wellington Management Company LLP is known to have such right or power with respect to more than 5% of the Shares.

                                    IMPORTANT

Tell your Board that you want to make your own choice. Tell them what you think! Your vote is important. No matter how many Shares you own, please give the Graham Nominees your proxy FOR the removal of the current members of the Board and FOR the election of the Graham Nominees.

         1.       SIGNING the enclosed BLUE proxy card,

         2.       DATING the enclosed BLUE proxy card, and

         3. MAILING the enclosed BLUE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States) to Culverwell & Co., Inc. Registered holders may FAX BOTH SIDES of the enclosed BLUE proxy card TODAY to Culverwell & Co., Inc., at the number provided below.

PLEASE RETURN THE BLUE PROXY CARD IN THE ENVELOP PROVIDED OR CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE THE BLUE PROXY CARD REPRESENTING YOUR SHARES. THE GRAHAM NOMINEES URGE YOU TO CONFIRM IN WRITING YOUR INSTRUCTIONS TO CULVERWELL & CO., INC., AT THE ADDRESS PROVIDED BELOW SO THAT THE GRAHAM NOMINEES WILL BE AWARE OF ALL INSTRUCTIONS GIVEN AND CAN ATTEMPT TO ENSURE THAT SUCH INSTRUCTIONS ARE FOLLOWED.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Culverwell & Co., Inc., at the address set forth below.

                              CULVERWELL & CO., INC.
                                    3RD FLOOR
                                33RD BROAD STREET
                                BOSTON, MA 02109

                                   800-442-8323
                                FAX: 617-227-8780

   [Alternate page for proxies beings solicited by Automatic Data Processing]

                                    IMPORTANT

Tell your Board that you want to make your own choice. Tell them what you think! Your vote is important. No matter how many Shares you own, please give the Graham Nominees your proxy FOR the removal of the current members of the Board and FOR the election of the Graham Nominees.

         1.       SIGNING the enclosed BLUE proxy card,

         2.       DATING the enclosed BLUE proxy card, and

         3. MAILING the enclosed BLUE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States) to Automatic Data Processing ("ADP"). Registered holders may FAX BOTH SIDES of the enclosed BLUE proxy card TODAY to ADP at the number provided below.

PLEASE RETURN THE BLUE PROXY CARD IN THE ENVELOP PROVIDED OR CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE THE BLUE PROXY CARD REPRESENTING YOUR SHARES. THE GRAHAM NOMINEES URGE YOU TO CONFIRM IN WRITING YOUR INSTRUCTIONS TO ADP AT THE ADDRESS PROVIDED BELOW SO THAT THE GRAHAM NOMINEES WILL BE AWARE OF ALL INSTRUCTIONS GIVEN AND CAN ATTEMPT TO ENSURE THAT SUCH INSTRUCTIONS ARE FOLLOWED.

If you have any questions or require any additional information concerning this Proxy Statement, please contact ADP at the address set forth below.

                            AUTOMATIC DATA PROCESSING
                                 51 MERCEDES WAY
                               EDGEWOOD, NY 11717

                                   516-254-7400
                                FAX: 516-254-7622

              [Alternate page for proxies beings solicited by IICC]

                                    IMPORTANT

Tell your Board that you want to make your own choice. Tell them what you think! Your vote is important. No matter how many Shares you own, please give the Graham Nominees your proxy FOR the removal of the current members of the Board and FOR the election of the Graham Nominees.

         1.       SIGNING the enclosed BLUE proxy card,

         2.       DATING the enclosed BLUE proxy card, and

         3. MAILING the enclosed BLUE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States) to IICC. Registered holders may FAX BOTH SIDES of the enclosed BLUE proxy card TODAY to IICC at the number provided below.

PLEASE RETURN THE BLUE PROXY CARD IN THE ENVELOP PROVIDED OR CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE THE BLUE PROXY CARD REPRESENTING YOUR SHARES. THE GRAHAM NOMINEES URGE YOU TO CONFIRM IN WRITING YOUR INSTRUCTIONS TO IICC AT THE ADDRESS PROVIDED BELOW SO THAT THE GRAHAM NOMINEES WILL BE AWARE OF ALL INSTRUCTIONS GIVEN AND CAN ATTEMPT TO ENSURE THAT SUCH INSTRUCTIONS ARE FOLLOWED.

If you have any questions or require any additional information concerning this Proxy Statement, please contact IICC at the address set forth below.

                                      IICC
                             INVESTOR COMMUNICATIONS
                                6250 KESTREL ROAD
                      MISSISSAUGA, ONTARIO, CANADA L5T 1Y9

                                   905-565-9100
                                FAX: 905-565-5350

                                GEOGRAPHICS, INC.
                    PROXY FOR SPECIAL MEETING OF SHAREHOLDERS
                                 APRIL 16, 1999

                              APPOINTMENT OF PROXY

                                GEOGRAPHICS, INC.
                                 1555 Odell Road
                                Blaine, WA 98231

THIS PROXY IS SOLICITED ON BEHALF OF WILLIAM T. GRAHAM, JAMES L. DORMAN AND C. JOSEPH BARNETTE

The undersigned hereby appoints each of William T. Graham, James L. Dorman and
C. Joseph Barnette as proxy with the power to appoint his substitute, and hereby authorize him to represent and to vote all of the shares of common stock, with no par value ("Common Stock"), of Geographics, Inc. ("Geographics") held of record by the undersigned on the date hereof for the calling of a special meeting of shareholders and to vote, as designated below, all of the shares of Common Stock held of record by the undersigned on the record date of the special meeting on the following matters at such special meeting:

1.       To remove all current members of the Board of Directors of Geographics.

              FOR  [ ]                  AGAINST  [ ]             ABSTAIN  [ ]

2. To establish the number of members on the Geographics's Board of Directors at three.

              FOR  [ ]                  AGAINST  [ ]             ABSTAIN  [ ]

3.       Election of the nominees set forth below as Directors:

              FOR ALL   [ ]        WITHHOLD   [ ]                *EXCEPTIONS [ ]
              NOMINEES             AUTHORITY

         Nominees:     William T. Graham, James L. Dorman and C. Joseph Barnette

         *INSTRUCTIONS:      To withhold authority to vote for any
                             individuals nominee, mark the "Exceptions" box and write that nominees name in the space provided below.

                             Exceptions:________________________________________

4. To authorize the reimbursement of reasonable expenses incurred by Messrs. Graham, Dorman and Barnette in connection with this proxy solicitation.

              FOR  [ ]                  AGAINST  [ ]             ABSTAIN  [ ]

5. In his discretion, the proxy is authorized to vote upon such other business as may properly come before the special meeting.

Proposals (1), (2) and (3) are each subject to, and conditioned upon, the adoption of the other two proposals.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS (1), (2), (3) AND (4) ABOVE.

         When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

         I, _________________, hold ____ shares of Geographics' common stock at ______, and hereby deliver my proxy statement to William T. Graham.


                                      __________________________________________
                                                       Signature

DATED: _______________, 1999

         PLEASE VOTE, DATE, SIGN AND MAIL THIS APPOINTMENT OF PROXY FORM
                       PROMPTLY IN THE ENCLOSED ENVELOPE.